

03026737

# CVD™ EQUIPMENT CORPORATION

***TO OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND BUSINESS PARTNERS:***



# 2002 ANNUAL REPORT


2 0 0 2
TM
LONG ISLAND
TECHNOLOGY
FAST 50

# CVD Equipment Corporation

Deloitte & Touche

The Bank of New York
Certilman Balin Adler & Hyman LLP
NASDAQ
Long Island Business News
INVISION.COM
The Long Island Technology Center
Long Island Association
LISTnet
State University of New York at Stony Brook
Long Island High Technology Incubator at Stony Brook

## A message to our shareholders......

2002 was a difficult year – the continued decline in our markets resulted in a 14.7% decrease in revenues from the prior year. The difficult economic conditions of last year have, however, made CVD a stronger company for 2003. We are leaner, more aggressive, and we have made significant progress in assimilating the acquisitions of Research International and Conceptronic. In October 2002, we completed the relocation into our new 50,00 square foot facility where the CVD, Research International and Conceptronic divisions are now located. Being under one roof provides considerable strength for future growth.

In the year 2002, our success was recognized for the fourth time, when we were named to Deloitte & Touche's prestigious "Long Island Technology Fast 50" program, which ranks the 50 fastest growing technology companies on Long Island. CVD is proud to be recognized as a key player within Long Island's growing technology sector.

CVD is a leading manufacturer of critical products and services for the Semiconductor, Optoelectronic, Wireless Telecommunications and Surface Mount Technology (SMT) markets. CVD has one of the most capable and experienced teams in the industry - clearly giving us a competitive edge. We are truly proud that our experience, dedication, attitude, commitment to quality and service creates an organization with a very fine reputation. Our growth continues to be generated from both new customers and increased sales to existing customers - a true testimony regarding our products, service and customer relations.

For the fiscal year ended December 31, 2002, CVD recorded revenues of $9.2 million and net income of $168,202 or $.05 per diluted share, a decrease from the $10.8 million in revenues and net income of $874,142 or $.27 per diluted share in 2001. The decrease in net income is a direct result of a decrease in revenues from the CVD and SDC/ ECS divisions due to the significant slowdown within the semiconductor industry. Even though new orders increased 83% in 2002 to $11.9 million from $6.5 million in 2001, some of the new orders were unable to be turned into revenue prior to year-end. This was due primarily to the timing of when orders were received and the relocation of the CVD and Conceptronic divisions to the new facility in the fourth quarter of 2002.

Looking forward in 2003, we anticipate a year of revenue growth as the market for our products improve. The 1st quarter 2003 results were encouraging; revenues were up 92% over 1st quarter 2002. The current economic environment however continues to be difficult, but it provides opportunities for CVD to improve our product lines with new models and features while we continue to streamline and strengthen our manufacturing capability. We are expecting that the additions of Research International and Conceptronic to CVD over the last year will increase our sales, reduce our direct and indirect costs and add additional profit to our bottom line.

At year-end, CVD was fundamentally debt free, with the exception of two mortgages, one to purchase our Saugerties, NY facility and the second to purchase, in March 2003, our new facility in Ronkonkoma, N.Y.

The consolidation and moving of Research International from Minnesota, Conceptronic from New Hampshire and CVD from our old facility into the new facility really showed the strength of the Company. The hard work, dedication, intelligence, intuition, fortitude and resilience of our employees enabled CVD to successfully complete the difficult transitions. Their overall goals of excellence, quality, and cost sensitivity continues to make us a formidable competitor.

**Our shareholders** continue to be supportive. We appreciate their support and we strive to provide increased value to our shareholders.



Leonard A. Rosenbaum
President and Chief Executive Officer

# U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
**FORM 10-KSB**

(Mark One)
[ **X** ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________.

**Commission File No. 0-14720-NY**

# CVD EQUIPMENT CORPORATION
(Exact name of registrant as specified in charter)

**New York** **11-2621692**

**1860 Smithtown Avenue, Ronkonkoma, New York 11779**
(Address of principal executive offices)
**631-981-7081**
(Registrant's telephone number)

Securities Registered Pursuant to Section 12 (b) of the Act: NONE

Securities Registered Pursuant to Section 12 (g) of the Act:

**Common Stock**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES [ X ] NO [ ]

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The registrant's revenues for 2002 were $9,241,808

The aggregate market value of voting stock held by non-affiliates of the registrant on February 28, 2003 was $1,668,315 based on a closing price of $1.10 on that date.

As of February 28, 2003 there were 3,039,100 shares of Common Stock, Par Value $.01 Per Share. Outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

# TABLE OF CONTENTS

# PART I

## ITEM 1. BUSINESS

### INTRODUCTION

Statements contained in this Report on Form 10-KSB that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements regarding industry trends, strategic business development, pursuit of new markets, competition, results from operations, and are subject to the safe harbor provisions created by that statute. A forward-looking statement may contain words such as "intends", "plans", "anticipates", "believes", "expect to", or words of similar import. Management cautions that forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, marketing success, product development, production, technological difficulties, manufacturing costs, and changes in economic conditions in the markets the Company serves. The Company undertakes no obligation to release revisions to forward-looking statements to reflect subsequent events, changed circumstances, or the occurrence of unanticipated events.

### GENERAL DEVELOPMENT OF BUSINESS

CVD Equipment Corporation (the "Company") was incorporated under the laws of New York State in October 1982. On September 11, 1985 the Company made an initial public offering of 700,000 units underwritten by D. H. Blair & Co., 44 Wall Street, New York, New York 10005, pursuant to which it received net proceeds of $2,683,640.

In December 1998, the Company purchased at public auction the inventory, tangible assets, intangible assets and intellectual property of Stainless Design Corporation, Saugerties, NY, for $672,095.

On December 14, 1998, the Company entered into a contract with Kidco Realty Corp. to purchase, for $1,400,000, the facility owned by Kidco Realty Corp. located at 1117 Kings Highway, Saugerties, NY 12477 and formerly occupied by Stainless Design Corporation. On April 29, 1999, the contract closed. The purchase price was paid by cash funds from the Company in the amount of $500,000 and Kidco Realty Corp. issuing a 30 year amortization, 7% interest, 10 year balloon, non recourse purchase money note and mortgage to the Company in the amount of $900,000.

On December 23, 1998 the Company formed a new 100% owned subsidiary called Stainless Design Concepts, Ltd. (SDC). The new subsidiary is located at 1117 Kings Highway, Saugerties, NY 12477. The new subsidiary manufactures ultra high purity gas and chemical delivery control systems for the semiconductor industry. On April 23, 1999, the new subsidiary was merged into the Company as a wholly owned division.

On November 5, 1999 the Company formed another division called Equipment Consulting Services (ECS). This new division is also located at 1117 Kings Highway, Saugerties, NY 12477. The new division focuses on equipment consulting and the refurbished semiconductor equipment market, a $1.5 billion industry.

On November 9, 2001 the Company acquired the assets of the Surface Mount Technology division of Research Inc., known as Research International (RI). CVD's new division called

Research International (RI) is located at 1860 Smithtown Avenue, Ronkonkoma, NY 11779. Research International is a leading manufacturer of Surface Mount Technology (SMT) furnace equipment.

On March 7, 2002, the Company purchased a 50,000 square foot facility located at 1860 Smithtown Avenue, Ronkonkoma, New York, 11779, from the former owner Arrow Electronics, Inc. and in November 2002, we relocated from the existing 20,000 square foot facility located at 1881 Lakeland Avenue, Ronkonkoma, New York, which the Company plans to sublease. The total cost on the new facility was $3,444,952, a purchase price of $2,161,875 and $1,283,077 in renovations. The purchase and renovations were paid by cash funds from the Company in the amount of $744,952 and GE Capital Public Finance, Inc. issuing a 15 year amortization, 5.67% mortgage to the Company in the amount of $2,700,000 pursuant to an installment sale agreement with the Town of Islip Industrial Development Agency.

On June 17, 2002, the Company purchased substantially all the assets of Conceptronic's Inc. Surface Mount Technology (SMT) business for $1,239,000. The Company formed another division called Conceptronic, which was located at Portsmouth, New Hampshire. During October 2002, the Company relocated the division and merged it with our Research International Division to our facility located at 1860 Smithtown Avenue, Ronkonkoma, New York. This new division specializes in solder reflow ovens and rework stations for the printed circuit board industry and chip scale package industry.

As evidenced by the Company's development of these new divisions, our growth strategy is one of expanding revenues and increasing profits through internal growth and acquisition. An important ingredient in our Strategic Plan is to be an active player in the acquisitions environment. We look for businesses that are:

- Synergistic in nature to our core business
- Complementary to our existing product lines
- Geared toward a start-up or turnaround situation
- Opportunistic for growth and profit development

In the year 2002, CVD Equipment Corporation was again named to Deloitte & Touche's prestigious "Long Island Technology Fast 50" program, which ranks the 50 fastest growing technology companies on Long Island.

**Deloitte & Touche computed all calculations for revenue growth rate with CVD having a five-year revenue growth rate of 185.79%.**

**The Long Island Technology Fast 50 program is sponsored by Deloitte & Touche LLP, The Bank of New York, the Nasdaq Stock Market, the Long Island Technology Center, the Long Island Association, SUNY Stony Brook, Idea Alley, Long Island High Technology Incubator at Stony Brook, Newsday, Certilman Balin Adler & Hyman,LLP, Long Island Software & Technology Network, and Invision.com.**

CVD is a leading manufacturer of critical UHVCVD, MOCVD, PECVD, LPE, VPE, RTP Etch, Gas & Chemical Delivery Systems, Belt Furnaces, Rework Stations products and services for the Semiconductor, Telecommunications, Wireless, Optoelectronics, MEMS, Solar Power and Surface Mount Technology markets. CVD is proud to be recognized as a key player within Long Island's growing technology sector.

**THE ORGANIZATION**

Each division, CVD, SDC/ECS , and Conceptronic/RI has their own operating manager with sales and administration being handled by corporate managers. Thus, each division operates reasonably autonomously on a day-to-day basis. Yet, there is an overall corporate coordination in the day-to-day administration of the business, in setting policy and consistently applying procedures.

## INFORMATION ABOUT INDUSTRY SEGMENTS

The Company designs, develops, manufactures, markets, installs and services equipment primarily for the semiconductor industry. The Company's products include (1) both batch and single substrate systems used for depositing, rapid thermal processing, annealing, diffusion and etching of semiconductor films, (2) gas and liquid flow control systems, (3) ultra high purity gas and chemical piping delivery systems, (4) fabricates standard and custom quartzware, (5) equipment consulting and refurbishing of semiconductor processing equipment, and (6) reflow furnaces and rework stations for surface mounting of components onto printed circuit boards. The Company's products are generally manufactured or customized to the particular specifications of each of its customers.

## GENERAL NARRATIVE DESCRIPTION OF BUSINESS

Semiconductor components are the fundamental electronic building blocks used in modern electronic equipment and systems. These components are classified as either discrete devices (such as transistors) or integrated circuits (in which a number of transistors and other elements are combined to form a more complicated electronic circuit). In an integrated circuit, these elements are formed on a small "chip" of silicon or gallium arsenide, which is then encapsulated in an epoxy, ceramic, or metal package having lead wires for connection to a circuit board. The Company's products are used in the manufacture of these components.

## CVD DIVISION

Designs and manufacturers both standard and custom equipment for the semiconductor industry. CVD has developed a fine reputation for producing high quality products. CVD's equipment has leading edge technology and is utilized for silicon germanium, silicon carbide, and gallium arsenide processes. These processes are paramount in the optoelectric and wireless communications arena.

## SDC/ECS DIVISION

Designs and manufactures in their Class 100 cleanroom, ultra high purity Gas and Chemical Delivery systems. Provides semiconductor equipment consulting and refurbishing services. Their expertise crosses over many product lines as well as manufactures, positioning the division to meet the changing requirements of the industry. Their field service group provides for contract maintenance, high purity fab and equipment installations and equipment removal.

## CONCEPTRONIC/RI DIVISION

Designs and manufactures solder reflow ovens and rework stations for the printed circuit board industry and chip scale package industry. Their product is marketed throughout the world.

## PRINCIPAL PRODUCTS

***Chemical Vapor Deposition (CVD)*** – is a process which passes a gaseous compound over a target material surface that is heated to such a degree that the compound decomposes and deposits a desired layer onto substrate material. The process is accomplished by combining appropriate gases in a reaction chamber, of the kind produced by the Company, at elevated temperatures (typically 300 - 1500 degrees Celsius). The Company's Chemical Vapor Deposition Systems are complete and include all necessary instrumentation, subsystems and components. The systems include e mass flow controllers, bellows valves, stainless steel lines and fittings. The Company provides such standard systems and also specifically engineered products for particular customer applications. Some of the standard systems offered by the Company are for Silicon, Silicon-Germanium, Silicon Dioxide, Silicon Nitride, Polysilicon, Liquid Phase Epitaxial, and Metalorganic Chemical Vapor Deposition.

The Company's CVD systems are available in a variety of models that can be used in production and laboratory research. All models can be offered with total system automation, a microprocessor control system, by which the user can measure, predict and regulate gas flow, temperature, pressure and chemical reaction rates, thus controlling the process in order to enhance the quality of the materials produced. The Company's standard microprocessor control system is extremely versatile and capable of supporting the Company's complete product line and most custom system requirements. The Company's CVD systems range in price from $100,000 to $2,500,000.

***Rapid Thermal Processing (RTP)*** - are used to heat semiconductor materials to elevated temperatures of 1000 degrees Celsius at rapid rates of up to 200 degrees Celsius per second. The Company's RTP systems are offered for implant activation, oxidation, silicide formation and many other processes. The Company offers system that can operate both at atmospheric or reduced pressures. A specific model of the Company's RTP system is used for Thermal Desorption Spectroscopy which allows the semiconductor process engineer the ability to analyze the deposited films between the many process steps used in the complex fabrication process. The Company's RTP systems generally range in price from $75,000 to $350,000.

***Annealing and Diffusion Furnaces*** - are used for diffusion, oxidation, implant anneal, solder reflow and other processes. The systems are normally operated at atmospheric pressure with gaseous atmospheres related to the process. An optional feature of the system allows for the heating element to be moved away from the process chamber allowing the wafers to rapidly cool or be heated in a controlled environment. Our cascade temperature control system enables more precise control of the wafers. The systems are equipped with an automatic process controller, permitting automatic process sequencing and monitoring with safety alarm provisions. The Company's Annealing and Diffusion Furnace systems generally range in price from $75,000 to $650,000.

***Gas and Liquid Control Systems*** - standard and custom-designed gas and liquid control systems encompassing (1) gas cylinder storage cabinets, (2) custom gas and chemical delivery systems, (3) gas and liquid valve manifold boxes (VMB's) and (4) gas isolation boxes (GIB's) to provide safe storage and handling of pressurized gases and chemicals. System design allows for automatic or manual control from both a local and remote location. The Company's Gas and Liquid Control Systems generally range in price from $20,000 to $350,000.

***Ultra High Purity Gas and Chemical Piping Delivery Systems*** – we provide field installation of ultra high purity piping systems within a semiconductor plant for the distribution of gases and chemicals to the assorted process tools. As part of the field service group we also offer repair service work on customer equipment.

***Quartzware*** – we provide standard and custom fabricated quartzware used in the Company's equipment and other customer tools. The Company also provides repair and replacement of existing quartzware. Our customer quartzware spare parts requirements have grown substantially, especially for non-company related products.

***Surface Mount Reflow Furnaces and Rework Stations***—we provide a line of standard and custom systems that are sold and serviced worldwide. There are in excess of 3000 systems that have been manufactured to date that bear the Conceptronic or Research International name.

## RESEARCH AND DEVELOPMENT

The Company continues its efforts on several research and development projects. We develop and customize equipment for numerous government, university and industry research laboratories around the world. Very often the research, design and development of custom equipment, which remains proprietary to the Company, yields new products.

## INDUSTRY OVERVIEW

In 2002, the industry continued the current slowdown. CVD believes that it has organized and structured itself with the three divisions to partially compensate for the cyclic nature and thereby smooth out the ups and downs. The CVD division deals with large capital equipment, which sometimes suffers in a down cycle. However, the CVD division also sells to research facilities and universities that are not normally influenced in a significant way in a down market. The SDC/ECS division supplies Gas and Chemical Delivery Systems and refurbished equipment, which can be impacted during a down market. However, the field service group within that division, usually adds field service work and equipment refurbishing in a down market. And finally, the Conceptronic/Research International division is a tangential manufacturing operation to further create a more balanced and diversified platform of products.

## MARKETING

The Company's products are used in research and production applications by the semiconductor industry. The Company sells its products primarily to semiconductor manufacturers, institutions involved in electronic research such as universities, government and industrial laboratories and to electronic assembly manufacturers. During 2002, sales of the Company's products were made by a staff of 6 employees and 20 sales representatives, whose activities were supported, by a staff of 12 application engineers. During 2002 the Company continued to work on expanding our product offerings.

The Company's Web Sites: www.cvdequipment.com; www.stainlessdesign.com; www.equipmentconsulting.com; www.researchintl.com; www.conceptronic.com continue to see increased traffic. The Company focuses on being in the top listings on many search engines, thus increasing the number of hits to our web sites. The Company continuously receives inquiries as a result of the web sites.

The Company warrants its equipment for a period of twelve to twenty four months, depending on the product, after shipment and passes along any warranties from original manufacturers of components used in its products. The Company provides for its own equipment servicing with in-house field service personnel. Warrantee costs have been historically insignificant.

## PATENTS, COPYRIGHTS AND LICENSE AGREEMENTS

The Company believes that while patents are useful, and will be used at times in the future, they are not critical or valuable in many cases on an individual basis. We believe the collective value of the intangible property of the Company is comprised of blueprints, specifications, technical processes, cumulative employee knowledge, experience, copyrights and patents.

During years 2000, 2001, and 2002 the Company has applied for several copyrights associated with the intellectual properties of the former Stainless Design Corporation. In addition, with the acquisition of the assets of Conceptronic and Research International, the Company is now the owner of several patents used in the surface mount technology business.

## COMPETITION

The Company's business is subject to intense competition. The Company is aware of other competitors that offer a substantial number of products comparable to the Company's. Many of the Company's competitors (including customers who may elect to manufacture systems for internal use) have financial, marketing and other resources greater than the Company's. To date, the Company has been able to compete in markets that include these competitors, primarily on the basis of price, technical performance, quality and delivery.

## CUSTOMERS

The Company sells to a wide range of customers. Sales to a single customer in a given year however can exceed 10%. In 2002, two customers represented approximately 11% and 12% of sales whereas in 2001, two customers represented approximately 8% and 10% each of sales. CVD's customers include many of the largest semiconductor, telecommunications, and computer companies in the world. Several of these major customers are as follows:

Advanced Technology Material Inc.
Agere Systems Inc.
Agilent Technologies
Air Products
Alpha Industries
Alpha Photonics
AMP Inc.
Applied Materials
ASML
Astro Power
AXT Optoelectronics
B.F. Goodrich
Bechtel Bettis Inc.
BOC
Brookhaven National Labs
Bruckner
China Nat'l Electronis
Cornings Inc.
Cree
Diamler Chrysler Corp.
Dow Corning
General Semiconductor
Hewlett Packard
IBM
Innosys Inc.
INO
Intelcore
ITT
Jabil
JDS Uniphase
Kinetics
Kopin Corporation
Liteon
Lockhead Martin
Lucent Technologies
Lumileds Lighting
MEMC Electronic Materials
Microchip Technology
NASA
Nat'l Institute of Standards
Nova Crystals
ON Semiconductor
Osram
Phillips Semiconductor
Raytheon
Samsung Electronics
SCI Sanmina
Semitool
Sensors Unlimited
Silicon Valley Group Inc.
STAR Center
Thermco Systmes
Tokyo Electronics
Tyco Electronics
Veeco
Watkins Johnson Company

In addition, CVD's customers include many prominent universities as follows:

Australian National University
Carnegie Mellon University
Case Western Reserve University
Cornell University
Harvard University
Indian Institute of Science
Louisiana Tech. University
Ohio State University
Pennsylvania State University
Princeton University
Rensselaer Polytechnic Institute
Research Foundation of SUNY
University Of Albany
University of CA @Santa Barbara
University of Illinois
University of Maryland
University of Rochester
University of South Florida
University of Wisconsin
Virginia Polytechnic Institute
Yale University

## FOREIGN OPERATIONS
The Company's revenues derived from foreign exports were 25% and 15% in 2002 and 2001 respectively.

## MANUFACTURING MATERIALS AND SUPPLIES
The Company does not manufacture many components used in producing the Company's products. They are purchased from unrelated third-party manufacturers of such equipment. The Company has no supply contracts covering these components. The Company is not dependent on a principal or major supplier and alternate suppliers are available. The Company does not use a large amount of raw or difficult to obtain materials that could cause a problem in production of our equipment.

The Company has its own fully equipped machine shop to fabricate in house; the most complex designed parts of our equipment. The Company recently invested in additional CNC machines for the machine shop, thus further increasing efficiencies while significantly reducing costs in production. Similarly, the Company's own Quartz shop is capable of meeting our quartzware needs.

Quality control is a fundamental critical component in our processes. Materials procured on the outside and/or manufactured internally undergo a rigorous quality control process to ensure that the parts meet or exceed the most stringent specifications. All equipment, upon final assembly, undergoes a final series of complete testing to ensure product performance.

## ORDER BACKLOG
As of December 31, 2002 the Company's order backlog was $3,816,877 compared to $1,389,004 on December 31, 2001. Included in the backlog are all accepted customer purchase orders. Order backlog is usually a reasonable management tool to indicate expected revenues and projected profits, however, it does not provide an assurance of future achievement or profits as order cancellations or delays are possible.

## EMPLOYEES
As of December 31, 2002, the Company employed 110 full time personnel and 3 part time personnel of which 48 were in manufacturing, 23 in engineering (including research and development and efforts related to product improvement), 11 in field service, 6 in marketing and 25 in general management and administration.

The Company is not party to any collective bargaining agreement and has had no work stoppages. The Company believes that its employee relations are good.

## INSURANCE
Because the Company's products are used in connection with explosive, flammable, corrosive and toxic gases, there are potential exposures to personal injury as well as property damage, particularly if operated without regard to the design limits of the systems and components.

The Company endeavors to minimize its product liability exposure by engineering safety devices for its products, carefully monitoring incidents involving its products to determine areas where safety improvements may be made, and training programs in connection with its products.

The Company believes that their insurance coverage is adequate. The following types of insurance coverage are carried by the Company:

- Product liability
- Property Contents
- General Liability
- Workers Compensation
- Transportation
- Directors and Officers
- Employee Benefits Liability
- Business Auto
- Umbrella

**GOVERNMENT REGULATIONS**

The Company knows of no government requirements for approval of the sale of their products or services except in some export cases. At that time we apply for the appropriate export license. As of December 31, 2002, there was no pending government approvals.

The Company knows of no existing or probable governmental regulations that would have a serious effect on our business.

Cost associated with compliance to environmental laws has not been significant to the Company's business.

**FORWARD LOOKING STATEMENTS**

Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward looking statements. These forward looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements. Important assumptions and other factors that could cause actual results to differ materially from those in the forward looking statements, include, but are not limited to: competition in the Company's existing and potential future product lines of business; the Company's ability to obtain financing on acceptable terms if and when needed; uncertainty as to the Company's future profitability, uncertainty as to the future profitability of acquired businesses or product lines, uncertainty as to any future expansion of the Company. Other factors and assumptions not identified above were also involved in the derivation of these forward looking statements, and the failure of such assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward looking statements.

## ITEM 2. DESCRIPTION OF PROPERTIES

On June 1, 1991, the Company relocated its operations to 1881 Lakeland Avenue, Ronkonkoma, New York, a 20,000 square foot facility. The Company signed a 5-year lease extension in 2000 that is scheduled to expire on July 31, 2006. The principle operations of CVD and its Conceptronic/RI division has moved to its new location at 1860 Smithtown Avenue, Ronkonkoma, New York. The Company plans to sublease the 1881 Lakeland

Avenue, Ronkonkoma, New York facility. Management feels that the property is adequately covered by insurance and is in good condition.

On April 29, 1999, the Company purchased for $1,400,000, a 22,000 square foot facility, situated on 5 acres of land located at 1117 Kings Highway, Saugerties, NY 12477. Currently, the SDC and ECS divisions are located at this facility. Management feels the property is adequately covered by insurance and is in good condition.

On March 7, 2002, the Company purchased a 50,000 square foot facility for $2,161,875 and made $1,283,077 in renovations, located at 1860 Smithtown Avenue, Ronkonkoma, New York. Currently, the CVD and Conceptronic divisions are located at this facility. Management feels the property is adequately covered by insurance and is in good condition.

## ITEM 3. LEGAL PROCEEDINGS

On September 24, 1999, the Company was named in a lawsuit. The nature of this legal proceeding focused on the intellectual property obtained during the purchase of assets of Stainless Design Corporation. On November 10, 1999, the Company responded with a counterclaim. It is legal counsels' belief that the lawsuit against CVD is without merit and that our counter-suit will be successful. The Company considers its potential exposure to be negligible and covered by insurance.

On January 26, 2000, the Company initiated a lawsuit against a customer upon certain outstanding bills and the customer responded with a counterclaim. Settlement is pending upon terms favorable to CVD.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A shareholder's meeting was held in the third quarter of 2002 for the primary purpose of re-electing directors and approving the selection of our outside auditing firm.

# PART II

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

**PRINCIPAL MARKET**

The stock has been traded on the AMEX under the symbol CVV since June 2001. Prior to June 2001, the stock was traded on the OTC Bulletin Board under the symbol of CVDE.

**STOCK PRICE INFORMATION**

The Company's common stock first began to be publicly traded on September 11, 1985 and prior to that date the Company was privately held. The following chart sets forth the high and low closing bid price of the Common Stock for the indicated periods.

| Period | High | Low |
|---|---|---|
| January 1, 2001 through March 31, 2001 | 5.063 | 3.500 |
| April 1, 2001 through June 30, 2001 | 4.250 | 3.190 |
| July 1, 2001 through September 30, 2001 | 3.590 | 2.080 |
| October 1, 2001 through December 31, 2001 | 3.890 | 2.050 |
| | | |
| January 1, 2002 through March 31, 2002 | 3.100 | 2.300 |
| April 1, 2002 through June 30, 2002 | 2.950 | 2.100 |
| July 1, 2002 through September 30, 2002 | 2.290 | 1.540 |
| October 1, 2002 through December 31, 2002 | 1.990 | 0.620 |

The chart reflects inter-dealer prices, without retail mark-up, markdown, or commission and does not represent actual transactions.

**DIVIDENDS**

The Company paid no cash dividends during the period, nor does the Company expect to pay a cash dividend in the near future. The Company's policy has been to utilize cash in growing and expanding the business.

**APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK**

The number of holders of record of the Company's Common Stock as of March 1, 2003 was approximately 587.

## ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### 2002 COMPARED TO 2001

The difference in 2002 financial data when compared to 2001 is mainly attributed to the change in the industry and the start-up of the Conceptronic division. In 2003 we expect to see growth for all divisions.

New orders in 2002 totaled $4.5 million for CVD, $3.0 million for SDC/ECS and $4.4 million for Conceptronic/RI for a total of $11.9 million, which was 83% higher than 2001's level of new orders of $6.5 million. The revenues produced a net profit of $168,202. Diluted net earnings per share were $.05 in 2002 compared to $.27 in 2001.

### REVENUE

A decrease in volume resulted in revenue for the year being $9,241,808, which was a 14.7% decrease from 2001 revenues of $10,839,993.

The type of sales in 2002 was similar to those of 2001. The Company shipped approximately .5% to government associated entities, 22% to major colleges and universities, .5% to research laboratories and another 77% was shipped to significant Fortune 500 industrial companies.

### COSTS AND EXPENSES

In 2002, cost of revenues as a percentage of revenues increased to 67% from 64% in 2001. The main reason for the 3% increase in cost of revenues as a percentage of sales was an increase in payroll expenses. The Company averaged 97 employees in 2002 compared to 79 employees in 2001. The actual cost of revenues decreased from $6,940,080 in 2001 to $6,205,283 in 2002. Of this $734,797 decrease, approximately $1,259,547 is attributed to material, which is offset by a increase of $366,807 to salaries, $ 65,465 to travel expense and $58,454 to real estate taxes.

Selling and shipping expense increased to $903,016 in 2002 from $675,247 in 2001. Of this $227,769 increase, approximately $97,261 is attributed to salaries, $43,505 to commissions, $61,752 to royalties and $28,775 to travel expenses.

General and Administrative expenses increased to $2,467,074 in 2002 from $2,150,276 in 2001. Of this $316,798 increase, approximately $360,271 is attributed to salaries, $29,494 to travel expense, $25,636 to building rent, $26,300 to utilities, $10,968 to medical expense, $31,550 to employee relocation expense, $18,750 to building depreciation, which is offset by a decrease of $201,974 to legal fees.

Interest expense increased by $74,669 from 2001 to 2002, because the Company's average outstanding debt increased, as a result of the mortgage on the new building purchased in March 2002.

Other income increased to $543,527 in 2002 from $6,968 in 2001. Of this $536,559 increase, $511,614 is attributed to cash received on the collection of accounts receivable exceeding the $369,000 booked as part of the purchase of the assets, which is a non-recurring event.

## LIQUIDITY AND CAPITAL RESOURCES

By year-end 2002, the Company's cash position decreased to $323,537 from $2,361,150 at the beginning of the year. The decrease in cash is largely attributed to the cash layout for the new building, which $531,852 was for the building acquisition, $881,380 was for the purchase of certain assets of the Surface Mount Technology (SMT) business and $877,624 in additional salary expense.

In 2002, accounts receivable, net of the allowance, increased to $1,852,794 from $1,212,237 in 2001. This increase was attributable to timing of customer payments and billings. Inventory increased to $2,023,487 from $829,040, which was a result of the acquisition on the Conceptronic division where $819,737 was due to inventory. The increase in inventory in 2002 was mainly due to a increase in work in process of $ 199,495, an increase in raw materials of $834,225 and an increase in finished goods of $160,727.

The Company believes that its cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet its working capital and investment requirements for the next twelve months. However, future growth, including potential acquisitions, may require additional funding, and from time to time the Company may need to raise capital through additional equity or debt financing.

## 2001 COMPARED TO 2000

The difference in 2001 financial data when compared to 2000 is mainly attributed to the growth of the CVD and SDC divisions and the start-up of the Research International division. In 2002 we expect to see continued growth for all four divisions.

New orders in 2001 totaled $2.1 million for CVD and $3.8 million for SDC and $0.6 million for ECS for a total of $6.5 million, which was 58% lower than 2000's level of new orders of $15.3 million. The revenues produced a net profit of $874,142. Diluted net earnings per share were $.27 in 2001 compared to $.29 in 2000. In the past the Company has generally manufactured customized equipment. In 2001 the Company worked on further developing a line of standard products to supplement to our custom systems and we began shipping some of these products in 2001.

## REVENUE

An increase in volume resulted in revenue for the year being $10,839,993, which was a 14.1% increase from 2000 revenues of $9,504,181.

The type of sales in 2001 was similar to those of 2000. The Company shipped approximately 12% to government associated entities, 19% to major colleges and universities, 3% to research laboratories and another 66% was shipped to significant Fortune 500 industrial companies.

## COSTS AND EXPENSES

In 2001, cost of revenues as a percentage of revenues increased to 64% from 61% in 2000. The main reason for the 3% increase in cost of revenues as a percentage of sales was an increase in payroll expenses. The Company averaged 79 employees in 2001 compared to 63 employees in 2000. The actual cost of revenues increased from $5,809,275 in 2000 to $6,940,080 in 2001, an increase of $1,130,805. Of this increase, $484,787 is attributable to increased purchases of material, and $514,731 to increases in salaries.

Selling and shipping expense was higher by $109,236 in 2001 compared to 2000. This mainly resulted from a $100,075 increase in salaries.

General and Administrative expenses rose by $423,861 in 2001 compared to 2000. This resulted mainly from a $259,423 increase in salaries and an increase in legal fees of $165,015.

Interest expense decreased by $5,818 from 2000 to 2001 as the Company's average outstanding debt on the Saugerties facility decreased.

## LIQUIDITY AND CAPITAL RESOURCES

By year-end 2001, the Company's cash position increased to $2,361,150 from $600,621 at the beginning of the year. In addition to the year end cash position, there were significant cash layouts during the year, $400,000 for the acquisition of Research International, $257,500 for the acquisition of the new building, and $386,374 for Federal taxes.

In 2001, accounts receivable, net of the allowance, decreased to $1,212,237 from $2,002,540 in 2000 while inventory increased to $829,040 from $454,898. The increase in inventory was a result of the acquisition of the Research International division where $650,000 was due to inventory. The decrease in receivables from 2000 to 2001 was attributable to timing of customer payments and billings. The increase in inventory in 2001 was mainly due to a decrease in work in process of $117,847, an increase in raw materials of $308,175 and an increase in finished goods of $183,814.

In 2002, we expect to have sufficient cash flow from operations and do not anticipate the need to raise additional funds for the normal course of business.

## ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

# CVD EQUIPMENT CORPORATION
# AND SUBSIDIARY

## CONSOLIDATED FINANCIAL STATEMENTS

## FORM 10-KSB ITEM 7

## Years ended December 31, 2002 and 2001

# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
CVD Equipment Corporation
Ronkonkoma, New York

We have audited the accompanying consolidated balance sheets of CVD Equipment Corporation and Subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVD Equipment Corporation and Subsidiary as of December 31, 2002 and 2001 and their results of operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
February 27, 2003

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 323,537 | $ 2,361,150 |
| Accounts receivable, net | 1,852,794 | 1,212,237 |
| Costs and estimated earnings in excess of billings on uncompleted contracts | 783,646 | 358,022 |
| Inventories | 2,023,487 | 829,040 |
| Other current assets | 194,232 | 20,269 |
| Total Current Assets | 5,177,696 | 4,780,718 |
| **Property, Plant and Equipment, net** | 5,630,375 | 2,060,502 |
| **Deferred Income Taxes** | 344,074 | 268,623 |
| **Other Assets** | 138,974 | 350,286 |
| **Intangible Assets,** net | 136,393 | 88,781 |
| Total Assets | $ 11,427,512 | $ 7,548,910 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Current maturities of long-term debt | $ 177,124 | $ 15,790 |
| Short-term note payable | 350,000 | 350,000 |
| Accounts payable | 938,056 | 153,332 |
| Accrued expenses | 336,702 | 378,231 |
| Billings in excess of costs on uncompleted contracts | 146,387 | -0- |
| Total Current Liabilities | 1,948,269 | 897,353 |
| **Long-term Debt,** net of current portion | 3,513,783 | 864,100 |
| | 5,462,052 | 1,761,453 |
| **Commitments and Contingencies** | | |
| **Stockholders' Equity** | | |
| Common stock - $0.01 par value – 10,000,000 shares authorized; 3,039,100 and 3,032,325 shares issued and outstanding at December 31, 2002 and 2001, respectively | 30,391 | 30,323 |
| Additional paid-in capital | 2,902,149 | 2,892,416 |
| Retained earnings | 3,032,920 | 2,864,718 |
| Total Stockholders' Equity | 5,965,460 | 5,787,457 |
| Total Liabilities and Stockholders' Equity | $ 11,427,512 | $ 7,548,910 |

See notes to consolidated financial statements.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

| | | 2002 | 2001 |
|---|---|---|---|
| **Revenue** | | | |
| Revenue on completed contracts | | $ 7,800,317 | $ 9,009,323 |
| Revenue on uncompleted contracts | | 1,441,491 | 1,830,670 |
| | Total Revenue | 9,241,808 | 10,839,993 |
| **Costs of Revenue** | | | |
| Costs on completed contracts | | 5,440,484 | 6,060,054 |
| Costs on uncompleted contracts | | 764,799 | 880,026 |
| | Total Costs of Revenues | 6,205,283 | 6,940,080 |
| | Gross Profit | 3,036,525 | 3,899,913 |
| **Operating Expenses** | | | |
| Selling and shipping | | 903,016 | 675,247 |
| General and administrative | | 2,467,074 | 2,150,276 |
| | Total Operating Expenses | 3,370,090 | 2,825,523 |
| | | (333,565) | 1,074,390 |
| **Other Income (Expense)** | | | |
| Interest income | | 25,221 | 52,644 |
| Interest expense | | (139,343) | (64,674) |
| Gain on sale of fixed assets | | 2,500 | 37,666 |
| Other income | | 543,527 | 6,968 |
| | Total Other Income | 431,905 | 32,604 |
| | Income Before Taxes | 98,340 | 1,106,994 |
| **Income Tax Benefit (Provision)** | | 69,862 | (232,852) |
| | Net Income | $ 168,202 | $ 874,142 |
| **Earnings Per Share** | | | |
| Basic | | $ 0.06 | $ 0.29 |
| Diluted | | $ 0.05 | $ 0.27 |
| **Weighted Average Shares** | | | |
| Basic | | 3,036,530 | 3,014,744 |
| Diluted | | 3,124,733 | 3,263,395 |

See notes to consolidated financial statements.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2002 and 2001

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance as of December 31, 2000 | $ 30,008 | $ 2,848,420 | $ 1,990,576 | $ 4,869,004 |
| Net income | | | 874,142 | 874,142 |
| Compensatory stock Options | 315 | 43,996 | -0- | 44,311 |
| Balance as of December 31, 2001 | $ 30,323 | $ 2,892,416 | $ 2,864,718 | $ 5,787,457 |
| Net income | | | 168,202 | 168,202 |
| Compensatory stock Options | 68 | 9,733 | | 9,801 |
| Balance as of December 31, 2002 | $ 30,391 | $ 2,902,149 | $ 3,032,920 | $ 5,965,460 |

See notes to consolidated financial statements.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ 168,202 | $ 874,142 |
| Adjustments to reconcile net income to net cash (used) provided by operating activities: | | |
| Deferred tax (benefit) provision | (75,451) | 38,000 |
| Depreciation and amortization | 294,721 | 265,671 |
| Gain on sale of fixed assets | (2,500) | (37,666) |
| Bad debt provision | (8,447) | 4,538 |
| (Increase) decrease in: | | |
| Accounts receivable | (632,110) | 785,765 |
| Costs and estimated earnings in excess of billings on uncompleted contracts | (425,624) | 1,125,437 |
| Inventory | (1,194,447) | (24,142) |
| Other current assets | (173,963) | 11,886 |
| Other assets | 118,007 | (339,426) |
| Increase (decrease) in: | | |
| Accounts payable | 784,724 | (454,445) |
| Accrued expenses | (41,529) | (307,608) |
| Billings in excess of costs on uncompleted contracts | 146,387 | (146,613) |
| Net Cash (Used) Provided By Operating Activities | (1,042,030) | 1,795,539 |
| **Cash Flows from Investing Activities** | | |
| Capital expenditures | (1,980,912) | (126,781) |
| Proceeds from sale of fixed assets | 2,500 | 145,275 |
| Net Cash (Used) Provided By Investing Activities | (1,978,412) | 18,494 |
| **Cash Flows from Financing Activities** | | |
| Proceeds from the exercise of options | 9,801 | 44,311 |
| Payments of long-term debt | (133,222) | (97,815) |
| Proceeds of long-term debt | 1,106,250 | -0- |
| Net Cash Provided (Used) By Financing Activities | 982,829 | (53,504) |
| Net (Decrease) Increase in Cash and Cash Equivalents | (2,037,613) | 1,760,529 |
| **Cash and Cash Equivalents at Beginning of Year** | 2,361,150 | 600,621 |
| Cash and Cash Equivalents at End of Year | $ 323,537 | $ 2,361,150 |

See notes to consolidated financial statements.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

## Note 1 - Summary of Significant Accounting Policies

Description of Business

CVD Equipment Corporation and Subsidiary (the "Company"), a New York corporation, was organized and commenced operations in October 1982. Principal business activities include the manufacturing of chemical vapor deposition equipment, customized gas control systems, and a line of furnaces, all of which are used primarily to produce semiconductors and other electronic components. The Company engages in business throughout the United States and the world.

Basis of Consolidation

The consolidated financial statements include the accounts of CVD Equipment Corporation and its wholly-owned subsidiary. In December 1998, a subsidiary, Stainless Design Concepts, Ltd., was formed as a New York corporation. In April 1999, this subsidiary was merged into CVD Equipment Corporation. The Company has one inactive subsidiary, CVD Materials Corporation as of December 31, 2002. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as long-term contracts, allowance for doubtful accounts, depreciation and amortization, taxes and warranties.

Revenue and Income Recognition

In December 1999, the SEC released Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements", providing the staff's views in applying accounting principles generally accepted in the United States to certain revenue recognition issues. The Company adopted SAB No. 101, as amended in the fourth quarter of 2000 as required. The adoption of SAB No. 101 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

The Company recognizes revenues and income using the percentage-of-completion method for complex major products while revenues from other products are recorded when such products are accepted and shipped. Profits on contracts for complex major products are recorded on the basis of the Company's estimates of the percentage-of-completion of individual contracts, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Under this method, revenues are recognized based on costs incurred to date compared with total estimated costs.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 1 - Summary of Significant Accounting Policies** (continued)

Revenue and Income Recognition (continued)

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed.

The liability, "Billings in excess of costs on uncompleted contracts," represents amounts billed in excess of revenues earned.

Inventories

Inventories are valued at the lower of cost or market. The Company uses a cost system which approximates the first-in, first-out method.

Reclassifications

Certain items have been reclassified in the 2001 financial statements to conform to the 2002 presentation. These reclassifications have no effect on the net income previously reported.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," ("SFAS 109") which requires the use of the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is not considered necessary by management, since it is more likely than not that the deferred tax asset will be realized. An allowance may be necessary in the future based on changes in economic conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged against operations as incurred. The cost of certain labor and overhead which is expected to benefit future periods, has been capitalized and amortized. Depreciation and amortization are computed by the straight-line method for financial purposes over the following estimated useful lives:

| | Estimated Useful Life |
|---|---|
| Buildings | 39 years |
| Building improvements | 39 years |
| Machinery and equipment | 8 years |
| Capitalized labor and overhead | 3 years |
| Furniture and fixtures | 8 years |
| Computer equipment | 5 years |
| Transportation equipment | 3 years |
| Leasehold improvements | 3 – 10 years |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 1 - Summary of Significant Accounting Policies** (continued)

Impairment losses on long-lived assets, such as equipment and improvements, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Software Capitalization

The Company follows Statement of Position 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use.* This standard requires certain direct development costs associated with internal-use software to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. These costs totaled $57,931 and $10,886 for the years ended December 31, 2002 and 2001, respectively, and are included in Other Assets. All software is amortized straight-line over its useful life of three years. Amortization expense related to software totaled $19,014 and $26,391 for the years ended December 31, 2002 and 2001, respectively.

Intangible Assets

The cost of intangible assets is being amortized on a straight-line basis over their useful lives ranging from 5 to 15 years. Amortization expense recorded by the Company in 2002 and 2001 totaled $8,948 and $5,512, respectively.

Bad Debts

Accounts receivable are presented net of an allowance for doubtful accounts of $18,057 and $26,504 as of December 31, 2002 and 2001, respectively. The allowance is based on prior experience and management's evaluation of the collectibility of accounts receivable. Management believes the allowance is adequate. However, further additions may be necessary based on changes in economic conditions.

Product Warranty

The Company records warranty costs as incurred and does not provide for possible future costs. Management estimates such costs not to be material based on prior experience. However, it is reasonably possible that this estimate may change in the future.

Advertising Costs

The Company expenses advertising costs which are not expected to benefit future periods. Advertising expenses included in selling and shipping expenses were $21,139 and $18,217 in 2002 and 2001, respectively. The Company capitalizes certain advertising costs included in Other Assets, totaling $63,849, to develop a web site and to print brochures expected to be used in the future. Capitalized advertising costs are amortized straight-line over three years. Amortization expense related to advertising costs totaled $11,729 and $16,586 in 2002 and 2001, respectively.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 1 - Summary of Significant Accounting Policies** (continued)

Interest Capitalization

The Company follows the policy of capitalizing interest as a component of the cost of property, plant and equipment constructed for its own use. This amount is included in building improvements. During the years ended December 31, 2002 and 2001, the Company capitalized interest of approximately $77,000 and $-0-, respectively.

Basic and Diluted Earnings (Loss) Per Share

The Company presents "basic" earnings per common share and, if applicable, "diluted" earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic earnings per common share is calculated by dividing net income or loss applicable to common stock by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period.

A reconciliation of the weighted-average number of common shares outstanding used in the calculations of basic and diluted earnings per share follows.

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Basic | Dilutive | Basic | Dilutive |
| Weighted-average number of common shares outstanding | 3,036,530 | 3,036,530 | 3,014,744 | 3,014,744 |
| Dilutive options to purchase common shares outstanding | | 88,203 | | 248,651 |
| | | 3,124,733 | | 3,263,395 |

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company places its cash equivalents with high credit-quality financial institutions and invests its excess cash primarily in money market instruments. The Company has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity. The Company sells products and services to various companies across several industries in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. See Note 14 for concentration details.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARIES**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 1 - Summary of Significant Accounting Policies** (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued expenses, approximate fair value due to the relatively short maturity of these instruments. The fair value of securities available-for-sale is estimated based on quoted market prices. The carrying value of long-term debt approximates fair value based on borrowing rates currently available for loans with similar terms and maturities.

Stock-Based Compensation

The Company accounts for stock options as prescribed by Accounting Principles Board ("APB") Opinion No. 25 and includes pro forma information in the stock-based compensation footnote, as permitted by Financial Accounting Standards Board ("FASB") Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting For Certain Transactions Involving Stock-an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB No. 25 and among other issues clarifies the definition of an employee for purposes of applying APB Opinion No. 25. The Company adopted FIN 44 in the first quarter of 2001 with no material effect on the Company's consolidated financial position, results of operations or cash flows. As discussed in Note 10, there were no options granted during 2002 and 2001.

Shipping and Handling

It is the Company's policy to include freight in total sales. The amount included in sales was $18,784 and $16,480 for the years ended December 31, 2002 and 2001, respectively. Included in selling and shipping is $49,708 and $68,670 for shipping and handling costs for 2002 and 2001, respectively.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 141 provides new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interest method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, it requires that goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. This statement applies to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company has adopted SFAS No.141 and No.142 effective January 1, 2002 but it does not have a material impact on the Company's financial position, results of operations, or cash flows.

In August 2002, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("SFAS 144"). This standard supersedes SFAS 121, "Accounting for the Impairment or Long- Lived Assets to Be Disposed Of,"

**CVD EQUIPMENT CORPORATION AND SUBSIDIARIES**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 1 - Summary of Significant Accounting Policies** (continued)

Recently Issued Accounting Standards (continued)

and provides a single accounting model for long-lived assets to be disposed of. This standard significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The new rules will also supercede the provisions of APB Opinion 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, " ("APB 30") with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred, rather than as of the measurement date as presently required by APB 30. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of SFAS 144 will have a material impact on its operations or financial position.

In April 2002, the FASB issued Statement No. 145 ("SFAS 145") "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which supercedes FASB issued Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB issued Statement No. 44," Accounting for Intangible Assets of Motor Carriers," and FASB issued Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." This statement also amends FASB issued Statement No. 13, "Accounting for Leases," to eliminate as inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing pronouncements to make various technical corrections, clarify meanings or describe the applicability under changed conditions. SFAS 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary items only if they meet the criteria in Accounting Principal Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement also requires lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for in the same manner as sale-leaseback transactions. The provisions in SFAS 145 relating to sale-leaseback transactions are effective as of May 15, 2002. The remaining provisions in SFAS 145 will be effective for the Company beginning in fiscal 2003. The Company does not expect the provisions of SFAS 145 to have a material impact, if any, on the Company's consolidated financial statements.

In July 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies the guidance in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, the FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to the other parties that meets the definition of a liability and requires

**CVD EQUIPMENT CORPORATION AND SUBSIDIARIES**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 1 - Summary of Significant Accounting Policies** (continued)

Recently Issued Accounting Standards (continued)

that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires the accounting for and disclosure of guarantees and clarifies the requirements of SFAS No. 5, "Accounting for Contingencies." The disclosure requirements of this interpretation are effective for periods ending after December 15, 2002 and for accounting for guarantees for periods beginning after December 15, 2002. The adoption of the disclosure requirements of this standard as of December 31, 2002 had no impact on the Company's financial position or results of operations. The Company is currently assessing the impact that the adoption of the recognition and measurement provisions of this standard will have on its financial statements for future periods but does not expect that the adoption of these provisions will have a material effect on its financial position and results of operations.

In December 2002, the FASB issued Statement No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and amends SFAS No. 123 to provide for alternative methods of transition to a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has accounted for stock-based employee compensation using the intrinsic value method under APB No. 25.

**Note 2- Supplemental Cash Flow Information**

| | 2002 | 2001 |
|---|---|---|
| Cash paid during the year for: | | |
| Income taxes, net of refunds | $ 268,422 | $ 419,831 |
| Interest | 194,412 | 64,674 |
| Non-cash operating and financing: | | |
| Acquisition of property and equipment | $ 3,818,900 | $ -0- |
| Less: loan proceeds | (1,837,988) | -0- |
| Net cash outlay | $ 1,980,912 | $ -0- |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARIES**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 2- Supplemental Cash Flow Information** (continued)

| | 2002 | 2001 |
|---|---|---|
| Inventory received as a part of acquisition | $ -0- | $ (650,000) |
| Less: Note issued for inventory | -0- | 350,000 |
| Net Cash Used | $ -0- | $ 300,000 |

**Note 3 - Uncompleted Contracts**

Costs, estimated earnings, and billings on uncompleted contracts are summarized as follows:

| | 2002 | 2001 |
|---|---|---|
| Costs incurred on uncompleted contracts | $ 764,799 | $ 880,026 |
| Estimated earnings | 676,692 | 950,644 |
| | 1,441,491 | 1,830,670 |
| Billings to date | (804,232) | (1,472,648) |
| | $ 637,259 | $ 358,022 |
| Included in accompanying balance sheets under the following captions: | | |
| Costs and estimated earnings in excess of billings on uncompleted contracts | $ 783,646 | $ 358,022 |
| Billings in excess of costs and estimated earnings on uncompleted contracts | (146,387) | -0- |
| | $ 637,259 | $ 358,022 |

**Note 4 - Inventory**

Inventories consist of the following:

| | 2002 | 2001 |
|---|---|---|
| Raw materials | $ 1,223,019 | $ 388,794 |
| Work-in-process | 267,679 | 68,184 |
| Finished goods | 532,789 | 372,062 |
| | $ 2,023,487 | $ 829,040 |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 5 - Property, Plant and Equipment**

Major classes of property, plant and equipment consist of the following:

| | 2002 | 2001 |
|---|---|---|
| Land | $ 760,000 | $ 60,000 |
| Buildings | 2,815,839 | 1,353,964 |
| Building Improvements | 1,373,624 | 85,027 |
| Machinery and equipment | 1,181,851 | 894,945 |
| Capitalized labor and overhead | 216,602 | 316,131 |
| Furniture and fixtures | 214,921 | 156,116 |
| Computer equipment | 180,991 | 161,374 |
| Transportation equipment | 74,709 | 99,266 |
| | 6,818,537 | 3,126,823 |
| Accumulated depreciation and amortization | (1,188,162) | (1,066,321) |
| | $ 5,630,375 | $ 2,060,502 |
| Depreciation and amortization expense | $ 249,030 | $ 217,182 |

**Note 6 – Intangible Assets**

Intangible assets consist of the following:

| | 2002 | 2001 |
|---|---|---|
| Licensing Agreement | $ 10,000 | $ 10,000 |
| Patents and Copyrights | 32,019 | 21,950 |
| Intellectual Property | 100,000 | 75,000 |
| Other | 21,492 | -0- |
| | 163,511 | 106,950 |
| Accumulated Amortization | (27,118) | (18,169) |
| | $ 136,393 | $ 88,781 |

**Note 7 – Acquisition of Assets**

On November 8, 2001, the Company purchased assets for the Surface Mount Technology (SMT) business. The allocation of the purchase price was as follows: $650,000 of Inventory, $50,000 of intangible assets and $50,000 of fixed assets. This acquisition was recorded as a purchase business combination in accordance with Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations". Intangible assets recorded associated with this acquisition are being amortized over their estimated useful life of 15 years.

On June 17, 2002, the Company purchased additional assets for the Surface Mount Technology (SMT) business. The allocation of the purchase price was as follows: $820,000 of inventory, $369,000 of accounts receivable, $25,000 of intangible assets and $25,000 of fixed assets. This acquisition was recorded as a purchase business combination in accordance with SFAS No. 141, "Business Combinations". Intangible assets recorded associated with this acquisition are being amortized over their estimated useful life of 15 years.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

## Note 8 – Financing Arrangements

The Company has a line of credit facility with a bank which allows the Company to borrow up to $650,000 until June 1, 2003. Interest is payable on any unpaid principal balance at the bank's prime rate plus 0.75%. As of December 31, 2002 and 2001, $-0- was outstanding on this facility. The Company has an additional $350,000 credit line that is being utilized to secure a letter of credit. Borrowings are collateralized by the Company's assets.

## Note 9 – Long-term Debt

Long-term debt consists of the following:

| | 2002 | 2001 |
|---|---|---|
| KIDCO REALTY CORP. $900,000 purchase money mortgage secured by real property, building and improvements in Saugerties, New York; payable in equal monthly installments of $5,988, including interest at 7% per annum; entire principal comes due in May 2009. | $ 863,116 | $ 874,129 |
| GENERAL ELECTRIC CAPITAL CORPORATION $2,700,000 mortgage payable secured by real property, building and improvements in Ronkonkoma, New York; payable in equal monthly installments of $22,285, including interest at 5.67% per annum; pursuant to an installment sale agreement with the Town of Islip Industrial Development Agency; final payment due March 2017. | 2,600,015 | -0- |
| NISSAN MOTOR ACCEPTANCE CORP. Collateralized by a lien on the Company's automobile; payable in 60 monthly installments of $495 including interest of 5.9% per annum; final payment made December 2002. | -0- | 5,761 |
| NORTH FORK BANK Sixty month installment note; payable in monthly installments of $4,922, including interest at 7.74% per annum; final payment due October 2007; collateralized by equipment costing $244,239. | 227,776 | -0- |
| | 3,690,907 | 879,890 |
| Less: Current maturities | 177,124 | 15,790 |
| | $ 3,513,783 | $ 864,100 |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 9 – Long-term Debt** (continued)

Future maturities of long-term debt as follows:

| | |
|---|---|
| 2003 | $ 177,124 |
| 2004 | 177,382 |
| 2005 | 200,031 |
| 2006 | 212,946 |
| 2007 | 207,088 |
| 2008 to maturity | 2,716,336 |
| | $ 3,690,907 |

**Note 10 – Short-term Note Payable**

A note payable in the amount of $350,000 was issued for the acquisition of assets for the Company's Surface Mount Technology business. Interest is provided at 5.5% per annum.

**Note 11 - Income Taxes**

The provision (benefit) for income taxes include the following:

| | 2002 | 2001 |
|---|---|---|
| Current: | | |
| Federal | $ -0- | $ 186,926 |
| State | 5,589 | 7,926 |
| Total Current Provision | 5,589 | 194,852 |
| Deferred: | | |
| Federal | 30,008 | 158,246 |
| State | (105,459) | (120,246) |
| Total Deferred (Benefit) Provision | (75,451) | 38,000 |
| | $ (69,862) | $ 232,852 |

The Company has a state investment tax credit carryforward of $273,057 that may be offset against future state tax liabilities through the year 2016 and other state tax credits totaling $186,222 which may be carried forward indefinitely.

The difference between the provision for income taxes at the Company's effective income tax rate and the federal statutory rate of 34% is as follows:

| | 2002 | 2001 |
|---|---|---|
| Statutory rate | 34% | 34% |
| State taxes, net of Federal Benefits | 7% | 7% |
| Investment tax credits and other | (112%) | (20%) |
| Totals | (71%) | 21% |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 11 - Income Taxes** (continued)

The tax effects of temporary differences giving rise to significant portions of deferred taxes are as follows:

| | 2002 | 2001 |
|---|---|---|
| Allowance for doubtful accounts | $ 6,992 | $ 10,393 |
| Inventory capitalization | 73,503 | 21,312 |
| Deferred revenue | (262,015) | (167,116) |
| Net Operating Loss | 64,122 | -0- |
| Depreciation and amortization | (126,144) | (66,652) |
| Investment tax credit | 575,953 | 460,067 |
| Other | 11,663 | 10,619 |
| Net Deferred Tax Asset | $ 344,074 | $ 268,623 |

**Note 12 - Stock-Based Compensation**

On June 15, 1989, the Company instituted a non-qualified stock option plan (the "Plan"). In connection therewith, 700,000 shares of the Company's common stock are reserved for issuance pursuant to options that may be granted under the Plan through June 30, 2004. On June 3, 1996, the Company issued 84,000 options which expire ten years from the date of grant. None of these options were exercisable until June 3, 1999. The option price was less than the fair market value per share on the date the 1996 options were granted. On April 15, 1998, 140,000 options were granted to employees under this plan. Options granted in 1998 vest straight-line over a four-year period following the date of grant and expire five years after the date of grant. On July 16, 1999, 52,500 options were granted to employees under this Plan. Options granted in 1999 vest incrementally over a four-year period following the date of grant and expire seven years after the date of grant. On February 2, 2000, 242,000 options were granted to employees under this plan. On May 7, 2000 and August 8, 2000, a total of 80,000 options were granted to employees. On October 26, 2000, 3,500 options were granted to employees. All options vest over a four-year period. All options granted in 2000 expire seven years after the date of grant. The option price for options granted in 1999 and 2000 is an amount per share of not less than the fair market value per share on the date the option is granted.

In July 2001, the shareholders approved a non-qualified stock option plan covering key employees, officers, directors and other persons that may be considered as service providers to the Company. Options will be awarded by the Board of Directors or by a committee appointed by the board. Under the plan, an aggregate of 300,000 shares of common stock, $.01 par value of Company are reserved for issuance or transfer upon the exercise of options which are granted. Unless otherwise provided in the option agreement options granted under the plan shall become exercisable in 25% installments commencing one year from the anniversary date of the grant. The purchase price of the common stock under each option shall be no lower than the average bid price per share, calculated on a monthly basis, that the Common Stock (as reported by AMEX) traded during the calendar year immediately preceding the year in which the option is granted. The stock options generally expire five years after the date of grant. The stock option plan shall terminate on July 22, 2011. No options have been granted under the July 2001 plan.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 12 – Stock-Based Compensation** (continued)

A summary of stock option activity related to the Company's Plan is as follows:

| | Beginning Balance Outstanding | Granted During Period | Exercised During Period | Canceled During Period | Ending Balance Outstanding | Exercisable |
|---|---|---|---|---|---|---|
| Year ended December 31, 2001 | | | | | | |
| Number of shares | 510,000 | -0- | 31,575 | -0- | 478,425 | 130,749 |
| Weighted average exercise price per share | $ 1.65 | $ -0- | $ 1.40 | $ -0- | $ 1.67 | $ 1.55 |
| Year ended December 31, 2002 | | | | | | |
| Number of shares | 478,425 | -0- | 6,775 | 75,000 | 396,650 | 208,300 |
| Weighted average exercise price per share | $ 1.67 | $ -0- | $ 1.45 | $ 1.80 | $ 1.65 | $ 1.57 |

There were no options issued during 2002 and 2001.

The following table summarizes information about the options at December 31, 2002.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price | Number Outstanding | Weighted Average Remaining Life | Weighted Average Exercisable Price | Number Exercisable | Weighted Average Exercisable Price |
| $0.13 - $1.00 | 49,500 | 3.55 years | $ 1.00 | 28,500 | $ 1.00 |
| $1.51 - $1.75 | 278,650 | 2.74 years | $ 1.66 | 151,250 | $ 1.59 |
| $2.00 - $2.75 | 65,000 | 4.50 years | $ 2.00 | 27,500 | $ 2.00 |
| $3.00 - $3.25 | 3,500 | 4.50 years | $ 3.25 | 1,050 | $ 3.25 |

**Note 13 – Defined Contribution Plan**

On August 1, 1998, the Company adopted a 401(k) Plan for the benefit of all eligible employees. All employees as of the effective date of the 401(k) Plan became eligible. An employee who became employed after August 1, 1998, would become a participant after three months of continuous service.

Participants may elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Employer contributions are optional. During the years ended December 31, 2002 and 2001, the Company incurred 401(k) administrative costs totaling $3,471 and $2,478 respectively. No employer contribution has been made for 2002 and 2001.

**Note 14 - Concentration of Credit Risk**

Cash

The Company places most of its temporary cash investments with one financial institution. Balances normally exceed the Federal Deposit Insurance Corporation limit. The Company has not experienced any loss to date as a result of this policy.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 14 - Concentration of Credit Risk** (continued)

Significant Customers

The Company's sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology. In 2002, the Company had two customers, which represented approximately 23% of sales. These customers represented 19% of total billed and unbilled receivables at December 31, 2002. In 2001, the Company had one customer, which represented approximately 10% of sales. This customer represented 19% of total billed and unbilled receivables at December 31, 2001. Another customer represented 25% of total billed and unbilled receivables at December 31, 2001. This customer represented an immaterial percentage of sales in 2001.

Export Sales

Export sales to unaffiliated customers represented approximately 25% and 15% of sales for the years ended December 31, 2002 and 2001, respectively. Export sales in 2002 and 2001 were primarily to customers in Asia. All contracts are denominated in U.S. dollars. The Company does not enter into any foreign exchange contracts.

**Note 15 - Related Party Transactions**

The general counsel for the Company is also a director. The Company incurred legal fees for his professional services of approximately $75,000 and $94,000 for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, the Company owed the general counsel $75,000 and $36,274, respectively.

**Note 16 – Other Income**

Other income consists of approximately $512,000 in cash received on the collection of accounts receivable exceeding the $369,000 booked as part of the purchase of assets as discussed more fully in Note 7.

**Note 17 - Segment Reporting**

In 1999, the Company adopted SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.* As a result, Stainless Design Concepts ("SDC"), which was a subsidiary of the Company as of December 31, 1998, operated as a segment of the Company as of December 31, 1999. SDC is the Company's ultra-high purity manufacturing division in Saugerties, New York. In November 1999, a division called Equipment Consulting Services ("ECS") was formed. Operations commenced in January 2000. ECS is the Company's equipment refurbishing division located in Saugerties, New York. During 2001, the Company created a division called Research International ("RI"); the new division is located at 1860 Smithtown Avenue, Ronkonkoma New York. RI is a manufacturer of Surface Mount Technology equipment. During the year 2002, the Company created Conceptronic. During the fourth quarter 2002, the Company combined the operations of SDC and ECS, and Conceptronic and RI and now these divisions are being reported under SDC and Conceptronic, respectively. The accounting policies of SDC and Conceptronic are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance based on several factors, of which the primary financial measure is earnings before taxes.

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

**Note 17 - Segment Reporting** (continued)

The following table presents certain information regarding the Company's segments at December 31, 2002 and for the year then ended:

| | CVD | SDC | Conceptronic | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Assets | $ 9,104,444 | $ 2,633,539 | $ 3,219,312 | $(3,529,783) | $ 11,427,512 |
| Revenues | $ 3,522,634 | $ 3,347,722 | $ 3,027,232 | $ (655,780) | $ 9,241,808 |
| Interest income | 24,681 | 540 | -0- | | 25,221 |
| Interest expense | 56,420 | 60,840 | 22,083 | | 139,343 |
| Depreciation and amortization | 134,283 | 147,560 | 12,878 | | 294,721 |
| Capital expenditures | 3,775,438 | 10,123 | 33,339 | | 3,818,900 |
| Pretax earnings (loss) | (86,315) | (322,519) | 507,174 | | 98,340 |

**Note 18 - Commitments and Contingencies**

Leases

The Company rents its former headquarters and operations in Ronkonkoma, New York under a lease expiring on July 31, 2006. Minimum future rental commitments are as follows:

| | |
|---|---|
| Year ending December 31, 2003 | $ 145,800 |
| 2004 | 150,170 |
| 2005 | 154,665 |
| 2006 | 91,777 |
| | $ 542,412 |

Rental expense under the above operating lease totaled $144,000 and $137,589 for 2002 and 2001, respectively. The company plans to sublease this facility.

Legal Proceedings

On September 24, 1999 the Company was named in a lawsuit. The nature of this legal proceeding focused on the intellectual property obtained during the purchase of assets of Stainless Design Corporation. On November 10, 1999, the Company responded with a counterclaim. It is legal counsels' belief that the lawsuit against the Company is without merit. The Company considers its potential exposure to be negligible and/or covered by insurance.

**Note 19 – Subsequent Events**

In January 2003, the Company utilized, against the line of credit discussed in Note 8, an additional $250,000 for a letter of credit. This reduces the amount the Company has available to borrow to $400,000 until June 1, 2003.

## INDEX TO SUPPLEMENTARY FINANCIAL SCHEDULES

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
CVD Equipment Corporation
Ronkonkoma, New York

We have audited and reported separately herein on the consolidated financial statements of CVD Equipment Corporation and subsidiary (the Company) as of and for the years ended December 31, 2002 and 2001.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements of the Company taken as a whole. The supplementary information included in Form 10-KSB, Schedules II, III, IV, V and VI is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
February 27, 2003

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
FORM 10-KSB, SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2002 and 2001

| | | Additions | | | |
|---|---|---|---|---|---|
| Deducted from Assets | Balance at Beginning of Period | (1) Charged to Costs and Expenses | (2) Charged to Other Accounts | Deductions | Balance at End of Period |
| Allowance for net unrealized gains (losses) on securities: | | | | | |
| Year ended December 31, 2002 | $ -0- | | | | $ -0- |
| Year ended December 31, 2001 | -0- | | | | -0- |
| Allowance for doubtful accounts: | | | | | |
| Year ended December 31, 2002 | 26,504 | | | (8,447) | 18,057 |
| Year ended December 31, 2001 | 21,966 | 4,538 | | | 26,504 |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
FORM 10-KSB, SCHEDULE III
AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS, PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES
Years ended December 31, 2002 and 2001

| Col. A | Col. B | Col. C | Col. D | | Col. E |
|---|---|---|---|---|---|
| | | | Deductions | | |
| Name of Debtor | Balance at Beginning of Period | Additions | (1) Amounts Collected | (2) Amounts Written off | Balance at End of Period |
| Year ended December 31, 2002 | $ -0- | $ -0- | $ -0- | $ -0- | $ -0- |
| Year ended December 31, 2001 | $ -0- | $ -0- | $ -0- | $ -0- | $ -0- |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
FORM 10-KSB, SCHEDULE IV
PROPERTY, PLANT AND EQUIPMENT
Years ended December 31, 2002 and 2001

| Col. A | Col. B | Col. C | Col. D | Col. E |
|---|---|---|---|---|
| Description | Balance at Beginning of Period | Additions at Cost | Other Changes - Add (Deduct) | Balance at End of Period |
| 2002: | | | | |
| Land | $ 60,000 | $ 700,000 | | $ 760,000 |
| Building | 1,353,964 | 1,461,875 | | 2,815,839 |
| Machinery and equipment | 894,945 | 290,006 | $ (3,100) | 1,181,851 |
| Capitalized labor and overhead | 316,131 | | (99,529) | 216,602 |
| Furniture and fixtures | 156,116 | 58,805 | | 214,921 |
| Computer equipment | 161,374 | 19,617 | | 180,991 |
| Transportation equipment | 99,266 | | (24,557) | 74,709 |
| Building improvements | 85,027 | 1,288,597 | | 1,373,624 |
| | $ 3,126,823 | $ 3,818,900 | $ (127,186) | $ 6,818,537 |
| 2001: | | | | |
| Land | $ 61,620 | | $ (1,620) | $ 60,000 |
| Building | 1,463,551 | $ 600 | (110,187) | 1,353,964 |
| Machinery and equipment | 819,523 | 75,422 | | 894,945 |
| Capitalized labor and overhead | 753,239 | | (437,108) | 316,131 |
| Furniture and fixtures | 157,472 | 581 | (1,937) | 156,116 |
| Computer equipment | 149,001 | 12,373 | | 161,374 |
| Transportation equipment | 99,266 | | | 99,266 |
| Leasehold improvements | 47,222 | 37,805 | | 85,027 |
| | $ 3,550,894 | $ 126,781 | $ (550,852) | $ 3,126,823 |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
FORM 10-KSB, SCHEDULE V
ACCUMULATED DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
Years ended December 31, 2002 and 2001

| Col. A | Col. B | Col. C | Col. D | Col. E |
|---|---|---|---|---|
| Description | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Other Charges - Add (Deduct) | Balance at End of Period |
| 2002: | | | | |
| Building | $ 86,763 | $ 53,459 | | $ 140,222 |
| Machinery, equipment and capitalized labor and overhead | 630,613 | 127,244 | $ (102,629) | 655,228 |
| Furniture and fixtures | 139,932 | 7,226 | | 147,158 |
| Computer equipment | 106,846 | 20,814 | | 127,660 |
| Transportation equipment | 75,008 | 16,172 | (24,560) | 66,620 |
| Building improvements | 27,159 | 24,115 | | 51,274 |
| | $ 1,066,321 | $ 249,030 | $ (127,189) | $ 1,188,162 |
| 2001: | | | | |
| Building | $ 56,291 | $ 36,122 | $ (5,650) | $ 86,763 |
| Machinery, equipment and capitalized labor and overhead | 939,083 | 128,638 | (437,108) | 630,613 |
| Furniture and fixtures | 136,560 | 3,857 | (485) | 139,932 |
| Computer equipment | 84,549 | 22,297 | | 106,846 |
| Transportation equipment | 54,471 | 20,537 | | 75,008 |
| Leasehold improvements | 21,428 | 5,731 | | 27,159 |
| | $ 1,292,382 | $ 217,182 | $ (443,243) | $ 1,066,321 |

**CVD EQUIPMENT CORPORATION AND SUBSIDIARY**
FORM 10-KSB, SCHEDULE VI
SUPPLEMENTARY INCOME STATEMENT INFORMATION
Years ended December 31, 2002 and 2001

| Col. A | Col. B | |
|---|---|---|
| | Charges to Costs and Expenses | |
| Item | 2002 | 2001 |
| 1. Amortization of software, advertising costs, intangible assets, and other assets | $ 45,693 | $ 48,489 |

**ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

There are no changes or disagreements.

# PART III

**ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT**

The following sets forth, with respect to each officer and/or director, his/her age, present position with the Company, principal occupation during the past five years, other directorships, if any, and the year he/she first became an officer and/or a director of the company.

| Name of Officer/Director | Age | Position with the Company | Officer/ Director Since |
|---|---|---|---|
| Leonard A. Rosenbaum | 57 | President & CEO | 1982 |
| Alan H. Temple, Jr. | 69 | None | 1986 |
| Sharon Canese | 42 | CFO & Secretary | 1998 |
| Martin J. Teitelbaum | 53 | Assistant Secretary | 1985 |
| Conrad Gunther | 54 | None | 2000 |

Leonard A. Rosenbaum founded the Company in October 1982 and has been its President, Chief Executive Officer and a Director since that date. From 1971 until the time of his affiliation with the Company in 1982, Mr. Rosenbaum was President, a Director and principal stockholder of Nav-Tec Industries, a manufacturer of semiconductor processing equipment similar to the type of equipment presently manufactured by the Company. Nav-Tec Industries suspended operations, as related to the type of equipment presently manufactured by the Company, in 1984. From 1966 through 1971, Mr. Rosenbaum was employed by a division of General Instrument, a manufacturer of semiconductor materials and equipment.

Alan H. Temple, Jr. has been President, since 1977, of Harrison Homes, Inc. Pittsford, NY, a building and consulting firm.

Sharon Canese joined the Company on September 11, 1991. Prior to joining CVD, Mrs. Canese was Assistant Controller of Transcontrol Corporation for a period of four years. Mrs. Canese has also held the position of Financial Analyst of the Financial Planning Department at Eaton Corporation/AIL Division from 1983 to 1987.

Martin J. Teitelbaum was a partner in the law firm of Guberman and Teitelbaum, Smithtown, New York from February 1977 through December 1987. From January 1988 to date, Mr. Teitelbaum has been principal attorney for the Law Offices of Martin J. Teitelbaum. Mr. Teitelbaum became a director of the Company in 1985. From September 23, 1986 to December 31, 1986 he served as Corporate Secretary and served again as Corporate Secretary from August 1997 to February 1998. Since January 1, 1987 he has served as the Assistant Secretary. Mr. Teitelbaum serves as General Counsel to the Company.

Conrad Gunther was elected to the Board of Directors at the Annual meeting in 2000. Mr. Gunther is president of C J Gunther & Associates. He is the President of Electronic Vistas Inc., (EVI). Mr. Gunther also held the position of EVP & COO of North Fork Bancorporation. In addition, Mr. Gunther previously held the position of EVP and Division Manager of European American Bancorp.

All directors hold office until the next annual meeting of stockholders of the Company or until their successors are elected and qualify.

The Board of Directors met three times in the year 2002. Mr. Rosenbaum, Mr. Temple, Mr. Teitelbaum and Mr. Gunther attended all meetings.

## ITEM 10. EXECUTIVE COMPENSATION

Remuneration

The following table sets forth certain information as to each of the Company's most highly compensated executive officers whose cash compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | Stock Options Granted |
|---|---|---|---|
| Leonard A. Rosenbaum | 2002 | $185,478 | -0- |
| President and Chief | 2001 | $184,057 | -0- |
| Executive Officer | 2000 | $170,434 | 10,000 |

The Company owns life insurance on the life of Leonard A. Rosenbaum in the amount of $2,000,000. The Company is the sole beneficiary of said policy.

In June 1989, the shareholders approved a non-qualified stock option plan covering key employees, officers and directors. Options will be awarded by the Board of Directors or by a committee appointed by the board.

Under the plan an aggregate of 700,000 shares of common stock, $.01 par value of the Company are reserved for issuance or transfer upon the exercise of options which are granted. Unless otherwise provided in the Option Agreement, an option granted under the plan shall become exercisable in 25% installments commencing one year from the anniversary date of the grant. The purchase price of the Common Stock under each option shall be no lower than the average bid price per share, calculated on a monthly basis, that the Common Stock (as reported by AMEX) traded during the calendar year immediately preceding the year in which the option is granted. The stock options generally expire five years after the date of grant. The stock option plan shall terminate on June 30, 2004.

In 1996 a total of 84,000 options were granted which did not vest until 1999 at which time they vested 100%. In 1998, 140,000 options were granted to employees other than executive officers or directors. The options vest at 25% per year starting in 1999. In 1999 a total of 52,500 options were granted to employees other than executive officers or directors. The options vest at varying rates starting in 2000. In 2000 a total of 325,500 options were granted to employees, executive officers and directors. These options vest at varying rates. To date 120,350 options have been exercised under this plan.

In July 2001, the shareholders approved a non-qualified stock option plan covering key employees, officers, directors and other persons that maybe considered as service providers to the company. Options will be awarded by the Board of Directors or by a committee appointed by the board.

Under the plan an aggregate of 300,000 shares of common stock, $.01 par value of the Company are reserved for issuance or transfer upon the exercise of options which are granted.

Unless otherwise provided in the Option Agreement, an option granted under the plan shall become exercisable in 25% installments commencing one year from the anniversary date of the grant. The purchase price of the Common Stock under each option shall be no lower than the average bid price per share, calculated on a monthly basis, that the Common Stock (as reported by AMEX) traded during the calendar year immediately preceding the year in which the option is granted. The stock options generally expire five years after the date of grant. The stock option plan shall terminate on July 22, 2011.

No options have been granted under the July 2001 plan.

Other than the two non-qualified stock option plans, the Company has no pension or profit sharing plan or other contingent forms of remuneration.

## ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Set forth below is certain information concerning persons who are known by the Company to own beneficially more than 5% of any class of the Company's voting shares on February 28, 2003:

| Title Of Class | Name and Address of Beneficial Owner | Amount & Nature Of Beneficial Ownership | Percentage of Class |
|---|---|---|---|
| Common Stock | Leonard A. Rosenbaum<br>1860 Smithtown Avenue<br>Ronkonkoma, NY 11779 | 1,300,450 | 42.8% |
| Common Stock | Alan H. Temple Jr.<br>10 Harrison Circle<br>Pittsford, NY 14534 | 196,000 | 6.4% |

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth as of February 28, 2003, information concerning the beneficial ownership of each class of equity security by each director and all directors and officers of the Company as a group:

| Title Of Class | Name and Address of Beneficial Owner | Amount & Nature Of Beneficial Ownership (1) | Percentage of Class |
|---|---|---|---|
| Common Stock | Leonard A. Rosenbaum<br>1860 Smithtown Avenue<br>Ronkonkoma, NY 11779 | 1,300,450 | 42.8% |
| Common Stock | Martin J. Teitelbaum<br>329 Middle Country Road<br>Smithtown, NY 11787 | 26,000 (2) | * |
| Common Stock | Alan H. Temple, Jr.<br>10 Harrison Circle<br>Pittsford, NY 14534 | 196,000 (3) | 6.4% |
| Common Stock | All Directors and Officers as a group (three persons) | 1,522,450 | 50.1% |

* Less than 1%

(1) Except as noted, all shares are beneficially owned, and the sole voting and investment power is held by the persons named.
(2) Includes 2000 shares held by Mr. Teitelbaum's wife and beneficial ownership thereof is disclaimed by Mr. Teitelbaum.
(3) Includes and aggregate of 21,000 shares held by Mr. Temple's wife, as to which he disclaims beneficial interest.

CHANGES IN CONTROL

The Company knows of no contractual arrangements that may at a subsequent date result in a change of Company control.

**ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**

During 2002, the Company incurred approximately $75,000 in legal fees to Martin J. Teitelbaum a director of the Company and principal attorney for the law offices of Martin J. Teitelbaum.

# PART IV

**ITEM 13. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K**

1. Exhibits – The following Exhibits are filed as part of, or incorporated by reference into, this report on Form 10-KSB
   (3) Articles of incorporation and by-laws
   (4) Instruments defining the rights of holders, including indentures
   (9) Voting trust agreement
   (10) Material Contracts
   (11) Statement re: Computation of per share earnings
   (13) Annual or quarterly reports, Form 10-QSB
   (18) Letter on change in accounting principles
   (19) Previously unfiled documents
   (21) Subsidiaries of registrant
   (22) Published report regarding matters submitted to vote
   (23) Consent of experts and counsel
   (24) Power of Attorney
   (28) Information from reports furnished to state insurance authorities
   (99) Additional exhibits
   All items included by reference.
2. Financial Statements – The following consolidated financial statement of CVD Equipment Corporation and report of Independent Accountants are filed as part of this Report on Form 10-KSB and should be read in conjunction with the related notes thereto, included herein.

   The following financial statements of CVD Equipment Corporation are included in Part II, Item 7:


3. Financial Statement Schedules

   All other schedules are omitted because they are not applicable, or not required, or because information is included in the consolidated financial statements or notes thereto.

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

To the Board of Directors and Stockholders
CVD Equipment Corporation

We consent to the use of our report dated February 27, 2003 included herein and to the reference to our firm in this Form 10-KSB.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
February 27, 2003

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 28th day of March 2003.

CVD EQUIPMENT CORPORATION

By: /s/ Leonard A. Rosenbaum
Leonard A. Rosenbaum
President and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| /s/ Leonard A. Rosenbaum<br>Leonard A. Rosenbaum | President, Chief Executive Officer and Director |
| /s/ Alan H. Temple, Jr.<br>Alan H. Temple, Jr. | Director |
| /s/ Martin J. Teitelbaum<br>Martin J. Teitelbaum | Director and Assistant Secretary |
| /s/ Sharon Canese<br>Sharon Canese | Chief Financial Officer and Secretary |
| /s/ Conrad Gunther<br>Conrad Gunther | Director |

## Certifications Pursuant to Rule 13A-14 or 15D-14 of the Securities exchange act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Leonard A. Rosenbaum, certify that:

1. I have reviewed this annual report on Form 10-KSB of CVD Equipment Corporation;

2. Based upon my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based upon my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, the registrant's auditors and the audit committee of the registrants' board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and
    b. Any Fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003

/s/ Leonard A. Rosenbaum

-------------------------------------

President, Chief Executive Officer and Director

**Certifications Pursuant to Rule 13A-14 or 15D-14 of the Securities exchange act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Sharon Canese, certify that:

1. I have reviewed this annual report on Form 10-KSB of CVD Equipment Corporation;

2. Based upon my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based upon my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, the registrant's auditors and the audit committee of the registrants' board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and
    b. Any Fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003

/s/ Sharon Canese

---------------------------------------

Chief Financial Officer and Secretary

EXHIBIT 99.1

**Certification of Chief Executive Officer pursuant to**
**18 U.S.C. Section 1350,**
**as adopted pursuant to**
**Section 906 of the**
**Sarbanes – Oxley Act of 2002**

I, Leonard A. Rosenbaum, President, Chief Executive Officer and Director of CVD Equipment Corporation certify that:

1. I have reviewed this annual report on Form 10-KSB of CVD Equipment Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Dated: March 28, 2003

/s/ Leonard A. Rosenbaum

---------------------------------------

President, Chief Executive Officer and Director

EXHIBIT 99.2

**Certification of Chief Financial Officer pursuant to**
**18 U.S.C. Section 1350,**
**as adopted pursuant to**
**Section 906 of the**
**Sarbanes – Oxley Act of 2002**

I, Sharon Canese, Chief Financial Officer and Secretary of CVD Equipment Corporation certify that:

1. I have reviewed this annual report on Form 10-KSB of CVD Equipment Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Dated: March 28, 2003

/s/ Sharon Canese

----------------------------------------

Chief Financial Officer and Secretary

## MARKET INFORMATION

Common Stock of CVD Equipment Corporation is traded on the American Stock Exchange (AMEX) under the symbol C V V.

**STOCK PRICES**

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | **HIGH** | **LOW** | **HIGH** | **LOW** |
| **First Quarter** | 3.100 | 2.300 | 5.063 | 3.500 |
| **Second Quarter** | 2.950 | 2.100 | 4.250 | 3.190 |
| **Third Quarter** | 2.290 | 1.540 | 3.590 | 2.080 |
| **Fourth Quarter** | 1.990 | 0.620 | 3.890 | 2.050 |

## SELECTED FINANCIAL DATA

Years ending December 31
Dollar amounts in thousands except earnings per share

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Revenues** | $9,242 | $10,840 | $9,504 | $5,296 | $3,037 |
| **Income (Loss) Before Taxes** | $98 | $1,107 | $1,374 | ($42) | $157 |
| **Net income (Loss)** | $168 | $874 | $929 | $160 | $84 |
| **Earnings Per Share** | $0.06 | $0.29 | $0.31 | $0.06 | $0.03 |
| **Total Assets** | $11,428 | $7,549 | $7,287 | $5,413 | $4,313 |
| **Working Capital** | $3,229 | $3,883 | $3,116 | $2,142 | $2,620 |
| **Long Term Debt** | $3,514 | $864 | $960 | $979 | $17 |
| **Stockholders Equity** | $5,965 | $5,787 | $4,869 | $3,895 | $3,727 |
| **Weighted Average Shares** | 3,037 | 3,015 | 2,964 | 2,919 | 2,919 |

# DIRECTORY

## OFFICERS

Leonard A. Rosenbaum
President and Chief Executive Officer

Sharon Canese
Chief Financial Officer and Secretary

## BOARD OF DIRECTORS

Leonard A. Rosenbaum
Chairman and Chief Executive Officer

Martin Teitelbaum
Alan H. Temple, Jr.
Conrad Gunther

## AUDITORS

Albrecht, Viggiano, Zureck & Co., P.C.
25 Suffolk Court
Hauppauge, NY 11788

## SEC COUNSEL

Kelley Drye & Warren, LLP
101 Park Avenue
New York, NY 10178

## INTERNET

www.cvdequipment.com
www.stainlessdesign.com
www.equipmentconsulting.com
www.research-intl.com
www.conceptronic.com

## CORPORATE OFFICE

1860 Smithtown Avenue
Ronkonkoma, NY 11779
Telephone 631-981-7081
Fax 631-981-7095
Email INFO@CVDEQUIPMENT.COM

## TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Company
14 Battery Place
New York, NY 10004

## STOCK EXCHANGE LISTING

CVD Equipment Corporation is listed
on the American Stock Exchange (AMEX)
under the symbol C V V.

## GENERAL COUNSEL

Martin Teitelbaum
329 Middle Country Road
Smithtown, NY 11787

## ANNUAL MEETING OF STOCKHOLDERS

August 5, 2003 at 10:00 a.m.
CVD Equipment Coporation
1860 Smithtown Avenue
Ronkonkoma, NY 11779



**CVD™**

**EQUIPMENT CORPORATION**

***CVD EQUIPMENT 1982***

***STAINLESS DESIGN CONCEPTS 1998***

***EQUIPMENT CONSULTING SERVICES 1999***

***RESEARCH INTERNATIONAL 2001***

***CONCEPTRONIC 2002***

***??????????????? 2003***

1860 SMITHTOWN AVENUE - RONKONKOMA, NEW YORK 11779
TELEPHONE 631-981-7081 FAX 631-981-7095 EMAIL INFO@CVDEQUIPMENT.COM
WWW.CVDEQUIPMENT.COM WWW.STAINLESSDESIGN.COM WWW.EQUIPMENTCONSULTING.COM
WWW.RESEARCH-INTL.COM WWW.CONCEPTRONIC.COM